Filed by Interwoven, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a message sent on August 14, 2003 to Interwoven, Inc.’s customers of Interwoven. This letter to customers is posted on Interwoven’s web site.

Dear iManage Customers,

Last week, Interwoven and iManage announced with great pleasure that we have agreed to merge. If you missed any communication from iManage on the merger news, you can simply click here. To echo the sentiments expressed by Mahmood Panjwani, President & CEO of iManage, I wanted to personally express my excitement regarding the pending merger. By uniting iManage and Interwoven, we are reaching a critical milestone by becoming the industry’s first “next-generation” Enterprise Content Management (ECM) platform. Together, I believe, we will have a unique opportunity to shape the future of this industry.

That said, of utmost importance to me is that you, the customer, understand we absolutely intend to continue iManage’s commitment to the development, implementation and support of advanced document management and collaboration for the legal industry. This commitment includes building on iManage’s vision for Matter Centric Collaboration. I hope you were able to join the investor call this past Wednesday, where I stated, “iManage has a very successful track record with the legal community. And I want to make it clear that Interwoven intends to maintain that focus, with dedicated product, sales and support teams, as well as an ongoing investment in product development.” It is our commitment to you that the iManage legal industry team in sales, marketing and product development will continue to serve you, just as they have for these past years, after the merger is completed.

For those of you unfamiliar with Interwoven, we want to be sure you know who we are, just as we want to get to know you and your business. Interwoven was founded in 1995, and is dedicated to content management with best-of-breed offerings for Web Content Management and Digital Asset Management. With the completion of this merger, iManage and Interwoven will be a single company, 100% focused on content management, with combined revenues in the 12 months ended June 30, 2003 in excess of $155 million, approximately $160 million in cash and, following completion of the merger, virtually no debt, securing the company’s place as a long-term leader in the ECM market. This merger will also help us in accelerating our roadmap to get you the products and features you want and need faster. We’ll also make available to you new solutions that leverage leading products and technologies in the Interwoven product line and your investment in iManage Worksite. Just a few examples of possible product synergy for the legal market include:

•	TeamSite, Interwoven’s leading web content management product, can help you build professional web sites, intranets and extranets that leverage content from iManage repositories in a more dynamic way than previously possible.

•	Metatagger, Interwoven’s leading taxonomy and classification product, paired with WorkSite, can provide enhanced knowledge management, taxonomy and search solutions.

•	MediaBin, Interwoven’s leading digital asset management product, provides you the ability to manage rich media effectively and ensure brand consistency.

As a combined company, our commitment to profitability is strong, and we expect both revenue and cost synergies to be a significant contributor toward achieving profitability targets.

On behalf of the entire Interwoven team, I look forward to continue providing you with world-class software, support and services, you’ve come to expect from iManage. To learn more about the merger agreement, I encourage you to listen to our August 6 conference call announcing the merger, click here (see also “Additional Information About The Merger And Where To Find It” below). We will continue to be in touch as the merger moves closer to its closing date.

Best Regards,

Martin Brauns

Chairman and CEO

Interwoven, Inc.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This e-mail contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of execution of integration plans and product development are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that development of certain products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; and the introduction of new products or services by competitors that could delay or reduce sales; other risks that are described from time to time in Interwoven’s Securities and Exchange Commission reports (including but not limited to Interwoven’s annual report on Form 10-K for the year ended December 31, 2002 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s results could differ materially from its expectations in these statements. Interwoven assumes no obligation and does not intend to update these forward-looking or other statements in this e-mail.

These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Interwoven intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Interwoven and iManage, and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Interwoven, iManage and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. A list of the names of Interwoven’s executive officers and directors, and a description of their respective interests in Interwoven, are set forth in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Interwoven’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. A list of the names of iManage’s executive officers and directors, and a description of their respective interests in iManage, are set forth in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. Investors and security holders may obtain additional information regarding the interests of iManage’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

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